David P. Cedro Senior Vice President, Chief Accounting Officer and Treasurer	Office (504) 779-1970 Fax (504) 535-2714 dcedro@epiweb.com

July 14, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energy Partners, Ltd.
Registration Statement on Form S-3
(File No. 333-173076)

Ladies and Gentlemen:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, Energy Partners, Ltd. (the “Registrant”), and the subsidiary guarantors of the Registrant listed as co-registrants on Annex A hereto (the “Co-Registrants” and, together with the Registrant, the “Registrants”), hereby request that the effectiveness of the Registration Statement on Form S-3 (File No. 333-173076) (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 4:00 p.m., Eastern time, on Monday, July 18, 2011, or as soon thereafter as practicable.

The Registrants acknowledge that should the Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrants also acknowledge that they may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ENERGY PARTNERS, LTD.  —   201 ST. CHARLES AVENUE, SUITE 3400  —   NEW ORLEANS, LA 70170  —   (504) 569-1875

The undersigned respectfully requests that you notify the Registrant of the effectiveness of the Registration Statement by a telephone call to J. Mark Metts of Jones Day, the Registrant’s outside counsel, at (832) 239-3759 or to Joel T. May also of Jones Day, at (312) 269-4307.

Very truly yours,

Energy Partners, Ltd.

By:
David P. Cedro Senior Vice President, Chief Accounting Officer and Treasurer

CC:	Tiffany J. Thom
John H. Peper
J. Mark Metts, Jones Day

ENERGY PARTNERS, LTD.  —   201 ST. CHARLES AVENUE, SUITE 3400  —   NEW ORLEANS, LA 70170  —   (504) 569-1875

ANNEX A

Co-Registrant	IRS Employer Identification Number
Anglo-Suisse Offshore Pipeline Partners, LLC	72-1409562

EPL of Louisiana, L.L.C.	None

EPL Pioneer Houston, Inc.	75-2129749

EPL Pipeline, L.L.C.	72-1471048

Delaware EPL of Texas, LLC	None